 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A
or
☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

RED OAK CAPITAL FUND V, LLC
(Exact name of issuer as specified in its charter)

Delaware	85-0855800
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

625 Kenmoor Avenue SE, Suite 200 Grand Rapids, Michigan 49546
(Full mailing address of principal executive offices)

(616) 734-6099
(Issuer’s telephone number, including area code)

In this semi-annual report, references to the “Company,” “we,” “us” or “our” or similar terms refer to Red Oak Capital Fund V, LLC, a Delaware limited liability company and references to our “Manager” refer to Red Oak Capital GP, a Delaware limited liability company, our sole member and manager. As used in this semi-annual report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Red Oak Capital Fund V, LLC, a Delaware limited liability company, referred to herein as “we,” “us,” “our” or “the Company,” contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

Red Oak Capital Fund V, LLC, a Delaware limited liability company, was formed on March 23, 2020. We acquire and manage commercial real estate loans and securities and other real estate-related debt instruments. We implement an investment strategy that preserves and protects our capital while producing attractive risk-adjusted returns generated from current income on our portfolio. We actively participate in the servicing and operational oversight of our assets through our manager, Red Oak Capital GP, LLC, or our Manager, rather than subrogate those responsibilities to a third party.

The Company does not act as a land or real estate developer and currently has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell or otherwise use any undeveloped real property or developed real property, unless such actions are necessary or prudent based upon borrower default in accordance with the terms of the debt instruments held by the Company.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on July 29, 2020, which offering statement was qualified by the SEC on August 13, 2020. Pursuant to the Offering Statement, we are offering a maximum of $50,000,000 in the aggregate of the Company’s 7.5% A Bonds and 8.0% A R-Bonds, or the Class A Bonds. The purchase price per Class A Bond is $1,000, with a minimum purchase amount of $10,000. Assuming that the maximum amount of Class A Bonds is purchased and issued, we anticipate that the net proceeds, without taking into account any sales of A R-Bonds, will be approximately $44,525,000, if we sell the maximum offering amount. Proceeds from the sale of the Class A Bonds will be used to invest in collateralized senior commercial mortgage notes, or property loans, and pay or reimburse selling commissions and other fees and expenses associated with the offering of the Class A Bonds. As of the issuance date of this report, the Offering has issued $37,456,000 and $2,642,000 of the A Bonds and A R-Bonds, respectively. The last closing for the Class A Bonds occurred on August 12, 2021. The Company has filed for requalification on September 13, 2021, which offering statement was qualified by the SEC on September 13, 2021, to offer its 7.50% senior secured bonds due 2027, or the “B Bonds,” and its 8.00% senior secured bonds due 2027, or the “B R-Bonds, collectively the Class B Bonds. We intend to continue to sell the Class B Bonds, through December 31, 2022, or the date upon which our Manager determines to terminate the offering, in its sole discretion. The Company also increased the maximum offering amount from $50,000,000 to $75,000,000 in the aggregate of the Company’s Class A Bonds and Class B Bonds.

As of June 30, 2021, the Company held three senior secured loans, providing $18,133,000 of senior secured loans to various borrowers. The portfolio of loans possessed interest rates averaging 10% and maturities ranging from March 31, 2022 to April 30, 2022. The following tables outlines the major terms of each loan closed by the Company as lender:

Borrower	Location	Maturity	Note Principal	Interest Rate
Willow Run, LLC	Alexandria, KY	3/31/2022	$1,730,000	11.00%
4559 Benning Rd SE, LLC	Washington, DC	3/31/2022	$6,775,000	10.00%
4303-4313 Wheeler Rd SE, LLC	Washington, DC	4/30/2022	$9,628,000	10.00%

As of December 31, 2020, the Company had not deployed any capital into senior secured loans.

On March 19, 2021, the Company executed a Commercial Loan Agreement as the lender providing a $1,730,000 senior secured loan (the “Willow Run Loan”) to Willow Run, L.L.C., a Kentucky limited liability company. Descriptions of the Willow Run Loan are incorporated by reference herein to that Current Report on Form 1-U dated March 25, 2021, located at: https://www.sec.gov/Archives/edgar/data/0001817069/000165495421003284/roc_1u.htm.

On March 26, 2021, the Company executed a Commercial Loan Agreement as the lender providing a $ 6,775,000 senior secured loan (the “Benning Loan”) to 4559 Benning Rd SE LLC, a District of Columbia limited liability company. Descriptions of the Benning Loan are incorporated by reference herein to that Current Report on Form 1-U dated April 1, 2021, located at: https://www.sec.gov/Archives/edgar/data/0001817069/000165495421003786/redoakv_1u.htm.

On April 21, 2021, the previous sponsor, Red Oak Capital Group, LLC (“ROCG”), of Red Oak Capital Fund V, LLC (the “Company”) completed an interest exchange (the “Exchange”) whereby Red Oak Capital Holdings, LLC (“ROCH”) acquired all of the equity interests in the Company’s manager, Red Oak Capital GP, LLC (“ROGP”), from ROCG (former 90% owner of ROGP) and Mr. Raymond Davis (former 10% owner of ROGP).  Further information is available in the Current Report on Form 1-U dated April 21, 2021, located at: https://www.sec.gov/Archives/edgar/data/0001817069/000165495421004675/redoakv_1u.htm

On May 4, 2021, Red Oak Capital Fund, V, LLC, a Delaware limited liability company (“we,” “us,” “our,” or the “Company”), executed a Commercial Loan Agreement (the “Loan Agreement”) pursuant to which the Company, as the lender, provided a $9,628,000 senior secured loan (the “Loan”) to 4303-4313 Wheeler RD SE LLC, a District of Columbia limited liability company (the “Borrower”). Further information is available in the Current Report on Form 1-U dated May 4, 2021, located at: https://www.sec.gov/Archives/edgar/data/0001817069/000165495421005335/redoakv_1u.htm

On July 23, 2021, Red Oak Capital Fund, V, LLC, a Delaware limited liability company (“we,” “us,” “our,” or the “Company”), executed a Commercial Loan Agreement (the “Loan Agreement”) pursuant to which the Company, as the lender, provided a $9,000,000 senior secured loan (the “Loan”) to KCSL, LLC, a Delaware limited liability company, and 3592 Procyon, LLC, a Delaware limited liability company (jointly and severally, the “Borrower”). Further information is available in the Current Report on Form 1-U dated July 23, 2021, located at: https://www.sec.gov/Archives/edgar/data/0001817069/000165495421008288/rocfv_1u.htm

On September 13, 2021, Red Oak Capital Fund V, LLC, a Delaware limited liability company, or the “Company,” filed for requalification offering a maximum of $75,000,000 in the aggregate, its 7.50% senior secured bonds due 2026, or the “A Bonds,” its 8.00% senior secured bonds due 2026, or the “A R-Bonds,” its 7.50% senior secured bonds due 2027, or the “B Bonds,” and its 8.00% senior secured bonds due 2027, or the “B R-Bonds,” and collectively, the “Bonds,” pursuant to this offering circular. Sales of the A Bonds and A R-Bonds are complete, and the Company is now offering only the B Bonds and the B R-Bonds. Further information is available in the revised Offering Circular dated September 13, 2021, located at: https://www.sec.gov/Archives/edgar/data/0001817069/000165495421010082/rocfv-1aposdraft811012722.htm

We are managed by our Manager, which is wholly owned by Red Oak Capital Holdings, LLC and wholly controlled by Red Oak Holdings Management, LLC, a Delaware limited liability company, or our Sponsor, a Grand Rapids, Michigan based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. We benefit from our Sponsor’s significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for our Company.

We do not have any employees. We rely on the employees of our Sponsor, as the sole member of our Manager, and its affiliates for the day-to-day operation of our business.

Results of Operations – For the Six-months Ended June 30, 2021

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-months ended June 30, 2021.

As of June 30, 2021, the Company held three senior secured loan, pursuant to which the Company, as the lender, provided $18,133,000 of senior secured loans to various borrowers.

The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to one percent (1.0%) of the outstanding and unpaid principal at the time of each additional extension and a zero to one percent (0% - 1.0%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalties for prepayment: (i) any payment of principal within the first six (6) months of the loan term is subject to a penalty of three percent (3.0%) of the unpaid principal balance; and (ii) during the remainder of the loan term, any prepayment of the principal outstanding balance outside of the six (6) months prior to the maturity date is subject to a penalty of one percent (1.0%) of the unpaid principal balance.

For the six-months ended June 30, 2021, our total revenues from operations amounted to $516,879. Operating costs for the same period, including organization fees of $389,980 and bond interest expense of $1,015,542 amounted to $1,649,750. Net loss for the period amounted to $1,132,871.

We are working diligently through our expanding pipeline of potential senior secured loans in order to deploy our cash on hand as well as the proceeds from future closings of our Bonds offering, which has been held on or about the 20th of each month through the last Class A Bond settlement date of August 12, 2021.

Results of Operations – For the Six-months Ended June 30, 2020

We had not commenced operations as of June 30, 2020.

Liquidity and Capital Resources

As of June 30, 2021, we had sold $31,394,000 and $2,330,000 of A Bonds and A R-Bonds, respectively, pursuant to our offering of Bonds. $50,000 of A Bonds were redeemed during the period ending June 30, 2021. Our principal demands for cash will continue to be for acquisition costs, including the purchase price or principal amount of any property loans, securities or other assets we acquire, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds. Generally, we will fund additional acquisitions from the net proceeds of the Bonds offering. We intend to acquire additional assets with cash and/or debt.

The Company had cash on hand of $15,372,916 and bond service reserves of $610,306. The bond service reserves required pursuant to the Indenture related to the Bonds, which requires 3.75% of the gross proceeds from the Offering to be placed into a reserve account held by the bond trustee for the purpose of paying our bond service obligations through September 23, 2021.

We expect to use debt financing in addition to our Bonds as a source of capital. We have a limit of 25% of the aggregate Bond principal raised on the amount of additional debt that can be employed in the operations of the business.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the debt service obligations of the Bonds. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent upon the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our assets is partially dependent upon the state of real estate markets and the ability of mortgagors to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient, then we may exercise the option to partially leverage the asset to increase liquidity. If we have not generated sufficient cash flow from our operations and other sources, such as from borrowings, we may use funds out of our Bond Service Reserve. Moreover, our Manager may change this policy, in its sole discretion, at any time to facilitate meeting its cash flow obligations.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations previously described. Note that, currently, we have not identified any additional source of financing, other than the proceeds from our Bonds offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Trend Information

In the first quarter of 2021, we had sold $8,024,000 and $842,000 of Series A and Series A-R Bonds, respectively. In the second quarter of 2021, we sold $9,941,000 and $692,000 of Series A and Series A-R Bonds, respectively, in the Bond offering. The sale of the Bonds has been increasing from the first quarter of 2021 to the second quarter of 2021, and we expect the average closings to continue to increase through December 31, 2021. On September 13, 2021, we increased the total offering size to $75,000,000. As Bonds are sold, we intend to use the net proceeds from the Offering to continue to issue senior secured loans on commercial real estate and thereby increase cash flows.

In the first quarter of 2021, we closed on two senior secured loans totaling $8,505,000. In the second quarter of 2021, we closed on one senior secured loan with $9,628,000 in principal outstanding. The closing of senior secured loans increased from the first quarter of 2021 to the second quarter of 2021, and we expect the deployment of capital to increase through December 31, 2021. As we issue additional senior secured loans on commercial real estate, the Company’s cash flows increase.

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to our future financial results and capital raising efforts. We are unable to quantify the impact COVID-19 may have on us at this time. Although we have not experienced a significant increase in the number of late payments or defaulting borrowers as of the date of this report, we may experience adverse effects in the performance of our existing loans as a result of COVID-19 which may materially alter our ability to pay our debt service obligations and fees.

Item 2.  Other Information

None.

Item 3. Financial Statements

Red Oak Capital Fund V, LLC
Balance Sheets

	June 30, 2021	December 31, 2020
	(Unaudited)	(Audited)

Assets

Current assets:
Cash and cash equivalents	$15,372,916	$12,280,743
Restricted cash - bond service reserve	610,306	533,439
Mortgage loans receivable, held for investment, net	17,691,622	-
Accrued paid-in-kind interest	72,376	-
Total current assets	33,747,220	12,814,182

Total assets	$33,747,220	$12,814,182

Liabilities and Member's Deficit

Current liabilities:
Loan interest reserves	$1,823,276	$-
Loan construction reserves	1,780,996	-
Bond interest payable	515,592	115,958
Prepaid bond interest	76,963	129,217
Bond proceeds received in advance	180,000	30,000
Other current liabilities	-	895
Total current liabilities	4,376,827	276,070

Long-term liabilities:
Series A bonds payable, net	28,715,166	12,247,775
Series A R-bonds payable, net	2,272,196	774,435
Total long-term liabilities	30,987,362	13,022,210

Member's deficit	(1,616,969)	(484,098)

Total liabilities and member's deficit	$33,747,220	$12,814,182

Red Oak Capital Fund V, LLC
Statements of Operations
(Unaudited)

	For the Six Months Ending June 30
	2021	2020

Revenue:
Mortgage interest income	$444,457	$-
Paid-in-kind interest income	72,376	-
Bank interest income	46	-
Total revenue	516,879	-

Expenses:
Bond interest expense	1,015,542	-
Management fees	199,053	-
Organization fees	389,980	-
General and administrative	45,175	-
Total expenses	1,649,750	-

Net income (loss)	$(1,132,871)	$-

Red Oak Capital Fund V, LLC
Statements of Changes in Member's Capital
(Unaudited)

Managing Member

Member's deficit, January 1, 2020	$-

Net income (loss)	-

Member's deficit, June 30, 2020	$-

Member's deficit, January 1, 2021	$(484,098)

Net income (loss)	(1,132,871)

Member's deficit, June 30, 2021	$(1,616,969)

Red Oak Capital Fund V, LLC
Statements of Cash Flows
 (Unaudited)

	For the Six Months Ending June 30
	2021	2020

Cash flows from operating activities:
Net income (loss)	$(1,132,871)	$-

Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Accretion of loan origination income	(119,913)	-
Amortization of debt issuance costs	163,723	-
Change in other operating assets and liabilities:
Net change in accrued paid-in-kind interest	(72,376)	-
Net change in bond interest payable	399,634	-
Net change in prepaid bond interest	(52,254)	-
Net change in bond proceeds received in advance	150,000	-
Net change in other current liabilities	(895)	-

Net cash provided by (used in) operating activities	(664,952)	-

Cash flows from investing activities:
Mortgage notes	(17,571,709)	-
Loan interest reserves	1,823,276	-
Loan construction reserve additions	3,002,571	-
Loan construction reserve drawdowns	(1,221,575)	-

Net cash provided by (used in) investing activities	(13,967,437)	-

Cash flows from financing activities:
Member contributions	-	-
Proceeds from Series A Bonds	17,965,000	-
Proceeds from Series A R-Bonds	1,534,000	-
Payment of debt issuance costs	(1,647,571)	-
Redemptions of Series A Bonds	(50,000)	-

Net cash provided by (used in) financing activities	17,801,429	-

Net change in cash, cash equivalents, and restricted cash	3,169,040	-

Cash, cash equivalents, and restricted cash, beginning of period	12,814,182	-

Cash, cash equivalents, and restricted cash, end of period	$15,983,222	$-

Red Oak Capital Fund V, LLC
Notes to Financial Statements
For the period ending June 30, 2021 and December 31, 2020
(Unaudited)

1. Organization

Red Oak Capital Fund V, LLC, (the “Company”) is a Delaware limited liability company formed to originate senior loans collateralized by commercial real estate in the United States of America. The Company’s plan is to originate, acquire, and manage commercial real estate loans and securities and other commercial real estate-related debt instruments. Red Oak Capital GP, LLC is the Managing Member and owns 100% of the member interests in the Company.

The Company formed on March 23, 2020 and commenced operations on September 23, 2020. The Company is raising a maximum of $50 million of Series A Bonds and Series A R-bonds (collectively the “Bonds”) pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. The Company’s term is indefinite.

The Company’s operations may be affected by the recent and ongoing outbreak of the coronavirus (COVID-19) which was declared a pandemic by the World Health Organization in March 2020. Possible effects of the pandemic may include, but are not limited to, delay of payments from borrowers, an increase in extension risk, higher rate of defaults, and delaying loan closing periods due to third parties experiencing quarantines or social distancing within the labor workforce. The ultimate disruption which may be caused by the outbreak is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows.

2. Significant accounting policies

Basis of presentation
The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and all values are stated in United States dollars.

Use of estimates
The preparation of the financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. In particular, the COVID-19 pandemic and the resulting adverse impacts to global economic conditions, as well as our operations, may affect future estimates including, but not limited to, our allowance for loan losses. The Managing Member believes the estimates utilized in preparing the Company’s financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Company's financial statements.

Fair value – hierarchy of fair value
In accordance with FASB ASC 820-10, Fair Value Measurements and Disclosures, the Company discloses the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820-10-35-39 to 55 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

Red Oak Capital Fund V, LLC
Notes to Financial Statements
For the period ending June 30, 2021 and December 31, 2020
(Unaudited)

2. Significant accounting policies (continued)

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Cash and cash equivalents
Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes. Restricted cash represents cash held in escrow for the benefit of the Company’s bondholders for the payment of the debt service obligation.

Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations.

The Company follows ASU 2016-18, “Restricted Cash”, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the balance that sum to the total of the same such amounts shown in the statement of cash flows as of June 30, 2021 and December 31, 2020:

	6/30/2021	12/31/2020
Cash and cash equivalents	$15,372,916	$12,280,743
Restricted cash – bond service reserve	610,306	533,439
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$15,983,222	$12,814,182

Mortgage loans receivable
Mortgage loans receivable are classified as held-for-investment based on the Company’s intention and ability to hold the loans until maturity. The loans are stated at the amount of unpaid principal adjusted for any impairment or allowance for loan losses. The Company’s mortgage loans receivable are expected to consist of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans will be dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Company’s mortgage loans receivable will have heightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

Nonaccrual loans
Interest income is recognized to the extent paid or if the analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of the Managing Member, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, accrued interest receivable on the loan is reversed and the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain.

Red Oak Capital Fund V, LLC
Notes to Financial Statements
For the period ending June 30, 2021 and December 31, 2020
(Unaudited)

2. Significant accounting policies (continued)

Impairment and allowance for loan losses
Mortgage loans receivable are considered “impaired” when, based on observable information, it is probable the Company will be unable to collect the total amount outstanding under the contractual terms of the loan agreement. The Managing Member assesses mortgage loans receivable for impairment on an individual loan basis and determines the extent to which a specific valuation allowance is necessary by comparing the loan’s remaining balance to either the fair value of the collateral, less the estimated cost to sell, or the present value of expected cash flows, discounted at the loan’s base interest rate.

An allowance for loan losses on mortgage loans receivable is established through a provision for loan losses charged against income and includes specific reserves for impaired loans. Loans deemed to be uncollectible are charged against the allowance when the Managing Member believes that the collectability of the principal is unlikely and subsequent recoveries, if any, are credited to the allowance. The Managing Member’s periodic evaluation of the adequacy of the allowance is based on an assessment of the current loan portfolio, including known inherent risks, adverse situations that may affect the borrowers’ ability to repay, the estimated value of any underlying collateral, and current economic conditions. Net provisions for loan losses were zero as of June 30, 2021 and December 31, 2020.

Revenue Recognition and accounts receivable
Interest income on mortgage loans receivable is recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement.

Loan origination income is amortized over the life of the mortgage loan receivable using the interest method and is reflected as a direct deduction from the related mortgage loans receivable in the accompanying balance sheet. Accretion of loan origination income totaled $119,913 and $0 for the periods ending June 30, 2021 and June 30, 2020, respectively, which is included in interest income in the accompanying statement of operations. The Company had gross mortgage loans receivable of $18.13 million and $0, presented net of $0.44 million and $0 of unamortized deferred loan origination income at June 30, 2021 and December 31, 2020, respectively.

Bonds payable
Company-issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis. The contingent interest associated with the bonds will be recognized on an accrual basis at the end of each reporting period assuming a hypothetical liquidation of the Company’s mortgage loans receivable at fair value.

Income taxes
As a limited liability company, the Company itself is not subject to United States federal income taxes. The sole member is individually liable for income taxes, if any, on its share of the Company's net taxable income. Accordingly, no provision or credit for income taxes is recorded in the accompanying financial statements. The Company anticipates paying distributions to its member in amounts adequate to meet its tax obligation.

The Company applies the authoritative guidance for uncertainty in income taxes included in Financial Accounting Standards Board (“FASB”) ASC 740, “Income Taxes”, as amended by Accounting Standards Update 2009-06, “Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities.” This guidance requires the Company to recognize a tax benefit or liability from an uncertain position only if it is more likely than not that the position is sustainable, based on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If this threshold is met, the Company would measure the tax benefit or liability as the largest amount that is greater than 50% likely of being realized upon ultimate settlement.

Red Oak Capital Fund V, LLC
Notes to Financial Statements
For the period ending June 30, 2021 and December 31, 2020
(Unaudited)

2. Significant accounting policies (continued)

As of June 30, 2021 and December 31, 2020, the Company had not recorded any benefit or liability for unrecognized taxes.

The Company files United States federal income tax returns as well as various state returns. With few exceptions, the Company’s tax returns and the amount of allocable income or loss are subject to examination by taxing authorities for three years subsequent to the Company’s commencement of operations. If such examinations result in changes to income or loss, the tax liability of the members could be changed accordingly. There are currently no examinations being conducted of the Company by the Internal Revenue Service or any other taxing authority.

The Company accrues all interest and penalties under relevant tax law as incurred. As of June 30, 2021 and December 31, 2020, no amount of interest and penalties related to uncertain tax positions was recognized in the statement of operations.

Extended Transition Period
Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Recent Accounting Pronouncements – Not Yet Adopted
In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments - Credit Losses: Measurement of Credit Losses of Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected on the financial asset. An entity will be required to disclose information about how it developed its allowance for credit losses, including changes in the factors that influenced management’s estimate of expected credit losses and the reasons for those changes for financial assets measured at amortized cost. ASU 2016-13 is effective for the Company, under the extended transition period under the JOBS Act, for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. The Company is still evaluating the impact of adopting ASU 2016-13 on its financial statements.

3. Mortgage loans receivable

As of June 30, 2021 and December 31, 2020, the Company held approximately $17.69 million and $0 of mortgage loans receivable. At June 30, 2021, this consisted of three mortgage loans with an interest rate weighted average of 8.19% and additional paid-in-kind interest rate weighted average of 1.91%, with a maturities ranging from March 31, 2022 to April 30, 2022. The notes carry an original maturity of twelve months with two optional six-month extensions. The Company earned and accrued $324,544 of mortgage loan interest income during the period and $72,376 of paid-in-kind interest income during the period ending June 30, 2021.

In accordance with the Company’s mortgage loan receivable agreement, the borrower must fund a loan interest reserve account with six to twelve months of interest payments. As of June 30, 2021 and December 31, 2020, the loan interest reserve account contained approximately $1.82 million and $0, respectively. Additionally, the Company holds certain construction funds on behalf of the borrower which is then paid out in accordance with a construction budget, draw schedule, and payment schedule, as applicable. As of June 30, 2021 and December 31, 2020, the loan construction reserve account contained approximately $1.78 million and $0, respectively.

On March 19, 2021, the Company closed a senior secured mortgage loan at a total interest rate of 11%, and total principal of $1,730,000. The underlying commercial property is an apartment building located in the state of Kentucky.

On March 26, 2021, the Company closed a senior secured mortgage loan at a total interest rate of 10%, and total principal of $6,775,000. The underlying commercial property is an apartment building located in Washington, D.C.

On April 30, 2021, the Company closed a senior secured mortgage loan at a total interest rate of 10%, and total principal of $9,628,000. The underlying commercial property is an apartment building located in Washington, D.C.

Red Oak Capital Fund V, LLC
Notes to Financial Statements
For the period ending June 30, 2021 and December 31, 2020
(Unaudited)

4. Related party transactions

The Company will pay an annual management fee, calculated and payable on a quarterly basis, to the Managing Member. The management fee is based on an annual rate of 1.75% of the gross principal outstanding. For the periods ending June 30, 2021 and June 30, 2020, $199,053 and $0 of management fees have been earned and paid to the Managing Member, respectively. Zero management fees were held as payable to the Managing Member as of June 30, 2021 and December 31, 2020.

The Company will pay a disposition fee to the Managing Member. The disposition fee is calculated as 1.00% of the proceeds received from the repayment of the principal amount of any of its debt investments or any other disposition of the underlying real estate. For the periods ending June 30, 2021 and June 30, 2020, no disposition fees have been accrued or paid. As of June 30, 2021 and December 31, 2020, no disposition fees were held as payable to the Managing Member.

The Company will pay organization fees, calculated and payable at every closing, to the Managing Member. The organizational fee is calculated as 2.00% of the gross principal outstanding of all Bonds. For the periods ending June 30, 2021 and June 30, 2020, $389,980 and $0 of organization fees have been earned, respectively. As of June 30, 2021 and December 31, 2020, zero organization fees are payable to the Managing Member.

5. Member’s equity

During the periods ended June 30, 2021 and June 30, 2020, the Managing Member, as sole member of the Company, made no capital contributions and received no distributions.

6. Bonds payable

During the period ending June 30, 2021, the Company issued approximately $17.97 and $1.53 million of Series A Bonds and Series A R-Bonds, respectively. During the period ending June 30, 2020, the Company issued no Series A Bonds or Series A R-Bonds. The Bonds are secured by a senior blanket lien on all assets of the Company. The Company has incurred debt issuance costs from the Bond offering. The Company capitalizes and amortizes the costs through the maturity of each Series as applicable. As of June 30, 2021 and December 31, 2020, there have been approximately $2.87 and $1.22 million of debt issuance costs incurred by the Company. During the periods ending June 30, 2021 and June 30, 2020, $163,723 and $0 was amortized to bond interest expense during the periods, respectively. As of June 30, 2021 and December 31, 2020, there were $50,000 and $0 of Series A Bonds redeemed.

Bonds payable as of June 30, 2021 and December 31, 2020 are comprised of the following:

	6/30/2021	12/31/2020
Series A Bonds payable	$31,394,000	$13,429,000
Series A Bond redemptions	(50,000)	-
Series A R-Bonds payable	2,330,000	796,000
Debt issuance costs	(2,686,638)	(1,202,790)
Total bonds payable, net	$30,987,362	$13,022,210

Red Oak Capital Fund V, LLC
Notes to Financial Statements
For the period ending June 30, 2021 and December 31, 2020
(Unaudited)

6. Bonds payable (continued)

The Company will execute quarterly interest payments to the Series A Bondholders and Series A R-Bondholders at a rate of 7.50% and 8.00% per annum, respectively. For the periods ending June 30, 2021 and June 30, 2020, the Company has accrued $851,819 and $0 of bond interest expense payable to Bondholders, respectively. Additionally, certain bondholders prepaid bond interest for the period from the first date of the quarter prior to their bond purchase through their bond closing date. This prepayment entitles these bondholders to a full quarterly interest payment. At June 30, 2021 and December 31, 2020, $78,410 and $129,217 in bond interest was prepaid by bondholders, respectively.

In accordance with the Offering Documents and Indenture, a Bond Service Reserve account was established with the Company’s trustee, UMB Bank. As it is required, the Company keeps 3.75% of gross offering proceeds with the trustee for a period of one year following the first closing date of September 23, 2020. As of June 30, 2021 and December 31, 2020, the account contained $610,306 and $533,439, respectively, reflected as restricted cash - bond service reserve on the Company’s balance sheet and can be used to meet the bonds service obligations.

The maturity date of Series A Bonds and Series A R-bonds will be December 31, 2026. Upon the maturity of the Bonds, the bondholders will receive a Contingent Interest Payment equal to 20% of the Spread, respectively. The Spread is defined as the difference between such bond’s pro-rata share of revenue derived from senior secured private company loans less the interest paid to such bondholder, withholding for fees at the discretion of the Managing Member.

The Series A Bonds and Series A R-bonds will be redeemable beginning January 1, 2024. Once the Company receives written notice from the bondholder, it will have 120 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $880 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2024 and (ii) $900 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2026.

The Company’s obligation to redeem bonds in any given year pursuant to this Optional Redemption is limited to 15% of the outstanding principal balance of the Series A Bonds and Series A R-bonds on January 1st of the applicable year. Bond redemptions pursuant to the Optional Redemption will occur in the order that notices are received.

Upon maturity, and subject to the terms and conditions described in the offering memorandum, the bonds will be automatically renewed at the same interest rate for an additional five years unless redeemed upon maturity at the Company or the bondholders’ election.

7. Commitments and contingencies

The Company has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

8. Subsequent events

On July 23, 2021, the Company closed a senior secured mortgage loan at a total interest rate of 11%, and total principal of $9,000,000. The underlying commercial property is an industrial building located in the state of Nevada.

On July 27, 2021, in accordance with the offering circular, the Company executed a bond interest payment for $592,555 to the trustee and paying agent, Great Lakes Fund Solutions, Inc., $515,592 of which was related to bond interest accrued by the Company.

Since June 30, 2021, the Company has executed two bond closing resulting in total gross proceeds of $6,424,000.

The Company has filed for requalification on September 13, 2021, which offering statement was qualified by the SEC on September 13, 2021, to offer its 7.50% senior secured bonds due 2027, or the “B Bonds,” and its 8.00% senior secured bonds due 2027, or the “B R-Bonds, collectively the Class B Bonds. We intend to continue to sell the Class B Bonds, through December 31, 2022, or the date upon which our Manager determines to terminate the offering, in its sole discretion. The Company also  increased the maximum offering amount from $50,000,000 to $75,000,000 in the aggregate of the Company’s Class A Bonds and Class B Bonds.

The financial statements were approved by management and available for issuance on September 21, 2021. Subsequent events have been evaluated through this date.

Item 4. Exhibits

The following exhibits are filed as part of this semi-annual report on Form 1-SA:

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Red Oak Capital Fund V, LLC*

(2)(b)	Limited Liability Company Agreement of Red Oak Capital Fund V, LLC*

(3)(a)	Indenture, dated as of July 31, 2020*

(3)(b)	First Supplemental Indenture, dated as of August 12, 2021**

(3)(c)	Form of A Bond **

(3)(d)	Form of A R-Bond **

(3)(e)	Form of B Bond **

(3)(f)	Form of B R-Bond **

(3)(g)	Pledge and Security Agreement*

(3)(h)	First Amendment to Pledge and Security Agreement **

(6)(a)
Commercial Loan Agreement, dated March 19, 2021, by and between Willow Run, L.L.C. and Red Oak Capital Fund V, LLC, incorporated by reference to Exhibit 6.1 of the Company’s Form 1-U filed on March 25, 2021

(6)(b)
Commercial Promissory Note, dated March 19, 2021, issued by Willow Run, L.L.C.in favor of Red Oak Capital Fund V, LLC, incorporated by reference to Exhibit 6.2 of the Company’s Form 1-U filed on March 25, 2021

(6)(c)
Commercial Loan Agreement, dated March 26, 2021, by and between 4559 Benning Rd SE LLC and Red Oak Capital Fund V, LLC, incorporated by reference to Exhibit 6.1 of the Company’s Form 1-U filed on April 1, 2021

(6)(d)
Commercial Promissory Note, dated March 26, 2021, issued by 4559 Benning Rd SE LLC in favor of Red Oak Capital Fund V, LLC, incorporated by reference to Exhibit 6.2 of the Company’s Form 1-U filed on April 1, 2021

(6)(e)	Warrant Agreement, dated March 26, 2021, issued by 4559 Benning Rd SE LLC, incorporated by reference to Exhibit 6.3 of the Company’s Form 1-U filed on April 1, 2021

(6)(f)
Commercial Loan Agreement, dated as of April 30, 2021, by and between 4303-4313 Wheeler RD SE LLC and Red Oak Capital Fund V, LLC, incorporated by reference to Exhibit 6.1 of the Company’s Form 1-U filed on May 10, 2021

(6)(g)
Commercial Promissory Note, dated as of April 30, 2021, issued by 4303-4313 Wheeler RD SE LLC in favor of Red Oak Capital Fund V, LLC, incorporated by reference to Exhibit 6.2 of the Company’s Form 1-U filed on May 10, 2021

(6)(h)	Warrant Agreement, dated as of April 30, 2021, issued by 4303-4313 Wheeler RD SE LLC, incorporated by reference to Exhibit 6.3 of the Company’s Form 1-U filed on May 10, 2021

(6)(i)
Commercial Loan Agreement, dated as of July 23, 2021, by and KCSL, LLC,  3592 Procyon, LLC and Red Oak Capital Fund V, LLC, incorporated by reference to Exhibit 6.1 of the Company’s Form 1-U filed on July 29, 2021

(6)(j)
Commercial Promissory Note, dated as of July 23, 2021, issued by KCSL, LLC and  3592 Procyon, LLC in favor of Red Oak Capital Fund V, LLC, incorporated by reference to Exhibit 6.2 of the Company’s Form 1-U filed on July 29, 2021

_____________
* Previously filed as an exhibit to the Company’s Offering Statement on Form 1-A filed on July 8, 2020.

** Previously filed as an exhibit to the Company’s Offering Statement on Form 1-A filed on August 13, 2021.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RED OAK CAPITAL FUND V, LLC,
a Delaware limited liability company

By:             Red Oak Capital GP, LLC,
                   a Delaware limited liability company
Its:             Sole Member

By:            Red Oak Capital Holdings, LLC,
                  a Delaware limited liability company
Its:            Sole Member

By:            Red Oak Holdings Management, LLC,
                  a Delaware limited liability company
Its:            Manager

By:            /s/ Gary Bechtel
Name:       Gary Bechtel
Its:            Manager

By:            /s/ Joseph Elias
Name:       Joseph Elias
Its:            Manager

 By:            /s/ Kevin Kennedy
Name:       Kevin Kennedy
Its:            Manager

By:            /s/ Jason Anderson
Name:       Jason Anderson
Its:            Manager

By:            /s/ Raymond Davis
Name:       Raymond Davis
Its:            Manager

Date: September 21, 2021

By:       /s/ Gary Bechtel
Name:  Gary Bechtel
Its:       Chief Executive Officer of the Sole Member of the Manager
            (Principal Executive Officer)

Date: September 21, 2021

By:       /s/ Jason Anderson
Name:  Jason Anderson
Its:        Chief Financial Officer of the Sole Member of the Manager
            (Principal Financial Officer and Principal Accounting Officer)

Date: September 21, 2021